UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

 (CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON CO

 (1) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.
CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,640,000 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 31, 2008 in the Issuer's DEF14A, as filed with the Securities and Exchange Commission on April 22, 2008.

Introductory Statement

This constitutes Amendment No. 3 (the “Third Amendment”) to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”) and amended on January 18, 2008 (the “First Amendment”) and on May 8, 2008 (the “Second Amendment”). Except as otherwise described in this Third Amendment, the information contained in the Schedule 13D, as amended by the First Amendment and Second Amendment, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D, as amended by the First Amendment and Second Amendment. Information given in response to each item in the Schedule 13D, as amended by the First and Second Amendment, shall be deemed incorporated by reference in all other items.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On May 14, 2008, Trinad Capital Master Fund, Ltd. (“Trinad”) sent a letter to the Issuer demanding that the Issuer delay the currently scheduled 2008 Annual Meeting by [30] days and submit certain individuals’ names as the slate of directors for election to the Issuer’s Board of Directors. Trinad believes that the business proposal will give stockholders a greater voice in the governance and future strategic direction of the Issuer and change the way the Issuer conducts business. Trinad does not believe that certain members of the Issuer’s Board of Directors, as currently constituted, can provide the best, or even adequate, solutions to the Issuer’s current problems and maximize stockholder value and believes the Issuer’s performance, to date, has amply demonstrated that.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Schedule 13D/A:

Exhibit A Letter to NTN Buzztime, Inc., dated May13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 14, 2008	Date: May 14, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: May 14, 2008	Date: May 14, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: May 14, 2008	Date: May 14, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

[TRINAD CAPITAL LETTERHEAD]

May 13, 2008

BY FACSIMILE AND REGULAR MAIL

NTN Buzztime, Inc.
5966 La Place Court
Suite 100
Carlsbad, CA 92008
Attn: Corporate Secretary

Re:	Notice of Submission of Business Proposal for consideration at the 2008 Annual Meeting of stockholders of NTN Buzztime, Inc.

Dear Sir or Madam:

This letter is intended to serve as notice (the “Notice”) to NTN Buzztime, Inc., a Delaware corporation (“NTN” or the “Company”), as to the submission by Trinad Capital Master Fund, Ltd. (“Trinad”), a Cayman Islands exempted company, of a business proposal for consideration at the 2008 annual meeting of stockholders of NTN, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2008 Annual Meeting”).

Currently, Trinad is the beneficial owner of 4,934,3751  shares of common stock (the “Common Stock”), of NTN. On two previous occasions Trinad has written to the Company to demand that the Company take immediate action to improve the Company’s operating and stock performance. Since Trinad’s correspondence with the Company, the Company’s stock price has continued to fall and the Company has just announced huge losses for the most recent quarter. In light of the continued disastrous performance of the Company, we hereby demand that you delay the currently scheduled 2008 Annual Meeting by [30] days and submit the slate of directors set forth in this letter to the stockholders of the Company.

At the 2008 Annual Meeting Trinad intends to vote for the election of each of Dario Santana, Joseph Farricelli and Kirk Read to NTN’s Board of Directors (the “NTN Board”) and will withhold its vote for the election of the other nominees of the Company. Trinad also intends to vote for the four nominees presented below. The three Company nominees that Trinad intends to vote for and the four nominees described below constitute the full slate of seven directors supported by Trinad. Trinad hereby submits the following nominees for consideration at the 2008 Annual Meeting to serve as members of the NTN Board: Robert S. Ellin, Jay Wolf, Bruce Stein and Ian Aaron.

1 Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 4,934,375 shares of the common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 8.8% of the common stock of the Company. Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 82% of the 4,934,375 shares of the common stock held by Trinad Capital Master Fund, Ltd., representing 4,046,187 shares or approximately 7.2% of the common stock of the Company.

Trinad Capital Master Fund, Ltd.

NTN Buzztime, Inc.
May 13, 2008

The following biographical information is furnished with respect to Trinad’s director nominees:

Robert S. Ellin: Mr. Ellin has twenty years of investment and turnaround experience. Mr. Ellin is a partner and co-founder of Trinad, an activist hedge fund focused on micro-cap public companies. Prior to founding Trinad, Mr. Ellin was the founder and President of Atlantis Equities, Inc. (“Atlantis”), a personal investment company. Founded in 1990, Atlantis actively managed an investment portfolio of small capitalization public companies, as well as select private company investments. Mr. Ellin frequently played an active role in its investee companies including board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, Mr. Ellin spearheaded investments into ThQ, Inc. (THQI), Grand Toys (GRIN), Forward Industries, Inc. (FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin currently sits on the boards of Command Security Corporation (MOC), Mandalay Media, Inc. (MNDL), and New Motion, Inc. d/b/a Artrinsic, Inc. (NWMO). Mr. Ellin also serves on the Board of Governors at Cedars-Sinai Hospital. Mr. Ellin received his B.A. from Pace University.

Jay Wolf: Mr. Wolf is a partner and co-founder of Trinad. Mr. Wolf has a broad range of investment and operations experience that includes senior and subordinated debt lending, private equity and venture capital investments, mergers and acquisitions and public equity investments. Prior to his work at Trinad, Mr. Wolf served as EVP of Corporate Development for Wolf Group Integrated Communications Ltd. where he was responsible for the company’s acquisition program. Mr. Wolf worked at Canadian Corporate Funding, Ltd., a Toronto-based merchant bank as an analyst in the firm’s senior debt department and subsequently for Trillium Growth Capital, the firm’s venture capital fund. Mr. Wolf currently sits on the boards of Mandalay Media, Inc. (MNDL), ProLink Holdings Corporation (PLKH), Shells Seafood Restaurants (SHLL), Xcorporeal, Inc. (XCR) and Northstar Systems, Inc. Mr. Wolf is also a member of the Board of Governors at Cedars-Sinai Hospital. Mr. Wolf received his B.A from Dalhousie University.

Bruce Stein: Mr. Stein is the Chief Executive Officer of Mandalay Media, Inc. (“Mandalay”) and a member of its board of directors. Prior to joining Mandalay, Mr. Stein was founder and Co-Chief Executive Officer of The Hatchery LLC (“The Hatchery”), a company specializing in intellectual property development and entertainment production of kids and family franchises. Since 2003, he has served on the board of directors of ViewSonic, Inc. and is chairman of the compensation committee. Prior to joining The Hatchery, Mr. Stein held various executive titles at Mattel, Inc., including Worldwide President, Chief Operating Officer and a member of the board of directors from August 1996 through March 1999. From August 1995 through August 1996, Mr. Stein was Chief Executive Officer of Sony Interactive Entertainment Inc., a subsidiary of Sony Computer Entertainment America Inc. At various times between January 1995 and June 1998, Mr. Stein served as a consultant to DreamWorks SKG, Warner Bros. Entertainment and Mandalay Entertainment. From 1987 through 1994, Mr. Stein served as President of Kenner Products, Inc. Mr. Stein received a B.A. from Pitzer College and an M.B.A. from the University of Chicago.

Trinad Capital Master Fund, Ltd.

NTN Buzztime, Inc.
May 13, 2008

Ian Aaron: Mr. Aaron is Chief Executive Officer of Twistbox Entertainment, Inc. (“Twistbox”). He also serves on the board of directors of Mandalay. He is responsible for Twistbox’s general entertainment, games and late night business units. Mr. Aaron has over 20 years of experience in the fields of international CATV, telecom and mobile distribution and has served on the board of directors of a number of international media and technology-based companies. Prior to joining Twistbox, Mr. Aaron served as President of the TV Guide Television Group of Gemstar - TV Guide International, Inc., a NASDAQ publicly traded company that engages in the development, licensing, marketing, and distribution of products and services for TV guidance and home entertainment needs of TV viewers worldwide. From August 2000 to May 2003, Mr. Aaron served as President, Chief Executive Officer and Director of TVN Entertainment, Inc., which is the largest privately held digital content aggregation, management, distribution, and service company in the United States. From October 1994 to August 2000, Mr. Aaron worked in a number of capacities, including as President and Director, with SoftNet Systems, Inc., a broadband internet service provider that was traded publicly on NASDAQ. Mr. Aaron received a B.S. in electrical engineering and a B.S. in communications from the University of Illinois.

Below, please find the information concerning the stockholder giving the Notice required by Section 2.1 of the bylaws of the Company with respect to the stockholder business proposal:

The name and address, as believed to appear on NTN’s stock transfer books, of the stockholder proposing business:

Name	Address
Trinad Capital Master Fund, Ltd.	2121 Avenue of the Stars, Suite 2550 Los Angeles, CA 90067

Trinad Capital Master Fund, Ltd.

NTN Buzztime, Inc.
May 13, 2008

The class and number of shares of NTN beneficially owned by such stockholder:

Currently, Trinad is the beneficial owner of 4,934,3752  shares of common stock of NTN.

A brief description of the business desired to be brought before the 2008 Annual Meeting and the reasons for wanting to conduct such business:

Trinad is proposing that the persons identified above be nominated to serve on the NTN Board in replacement of three of the nominees identified in NTN’s proxy for the 2008 Annual meeting.

Trinad is submitting the foregoing business proposal for consideration at the 2008 Annual Meeting in order to give stockholders a greater voice in the governance and future strategic direction of the Company and to change the way the Company conducts business. We do not believe that certain NTN Board members have been acting in the best interests of its stockholders and the performance of the Company has been horrendous. By voting in favor of the nominees named herein, the NTN stockholders will be allowed to demonstrate their dissatisfaction with the Company’s deteriorating operational performance and certain directors. Trinad does not believe the NTN Board, as currently constituted, can provide the best, or even adequate, solutions to the Company’s current problems and maximize stockholder value. Its performance to date has amply demonstrated that. Trinad further believes that its four nominees have the credentials, experience and knowledge to improve the Company’s performance and maximize stockholder value. We also believe that there will be overwhelming stockholder support for these four nominees.

Any interest that Trinad may have in such business:

Trinad does not have a material interest in the business proposals except as otherwise set forth herein.

2  Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 4,934,375 shares of the common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 8.8% of the common stock of the Company. Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 82% of the 4,934,375 shares of the common stock held by Trinad Capital Master Fund, Ltd., representing 4,046,187 shares or approximately 7.2% of the common stock of the Company.

Trinad Capital Master Fund, Ltd.

NTN Buzztime, Inc.
May 13, 2008

While we understand that the nominations may not have been made timely in accordance with the bylaws adopted by the NTN Board in February 2007, we believe (i) such amendments were invalid and designed solely to entrench the current NTN Board and were adopted by the NTN Board in breach of its fiduciary duties and (ii) seeking to enforce such bylaw provision would deprive the stockholders of an opportunity to voice their displeasure with the NTN Board and to improve the Company’s fortunes and would constitute yet an additional breach of the NTN Board’s fiduciary duties.

Once again, we demand that you postpone the 2008 Annual Meeting by [30] days, and cooperate with us in placing our slate before the stockholders. If we do not receive a prompt and satisfactory answer to this demand, we shall take such action as we deem necessary to protect our interests.

Very truly yours,

TRINAD CAPITAL MASTER FUND, LTD.

By: /s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Director